UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Bay Banks of Virginia, Inc.

(Name of Issuer)

Common Stock, par value $5.00

(Title of Class of Securities)

072035108

(CUSIP Number)

Scott H. Richter, Esq.

LeClairRyan, A Professional Corporation

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

(804) 783-2003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stanley Woodward, Jr.
2.	Check the Appropriate Box if a Member of Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 282,356
	8.	Shared Voting Power 70,592
	9.	Sole Dispositive Power 282,356
	10.	Shared Dispositive Power 70,592
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 352,948
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.40%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marie José B. Woodward
2.	Check the Appropriate Box if a Member of Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 70,592
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 70,592
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,592
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.50%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $5.00 per share (the “Common Stock”), of Bay Banks of Virginia, Inc., a Virginia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 South Main Street, Kilmarnock, Virginia 22482.

Item 2. Identity and Background.

This statement on Schedule 13D is being filed by Stanley Woodward, Jr. and Marie José B. Woodward (each a “Reporting Person” and collectively, the “Reporting Persons”). Stanley Woodward, Jr. and Marie José B. Woodward are husband and wife. Marie José B. Woodward is reporting on this Schedule 13D on a precautionary basis in the event it is subsequently determined that Ms. Woodward, along with Stanley Woodward, Jr., constitutes a reporting “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934.

Stanley Woodward, Jr. is a private investor and his residence address is 1699 Colle Lane, Charlottesville, Virginia 22902.

Marie José B. Woodward is a private investor and her residence address is 1699 Colle Lane, Charlottesville, Virginia 22902.

During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors, nor has he been a party to a civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Each of the Reporting Persons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On December 31, 2012, the Reporting Persons acquired 70,592 shares of the Issuer’s Common Stock at a purchase price of $4.25 per share in a private placement exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder (the “Private Placement”). The Reporting Persons paid cash for the shares out of personal funds and the aggregate purchase price paid amounted to $300,016.

On December 31, 2012, Stanley Woodward, Jr. acquired 282,356 shares of the Issuer’s Common Stock at a purchase price of $4.25 per share in the Private Placement. Mr. Woodward paid cash for the shares out of personal funds and the aggregate purchase price paid amounted to $1,200,013.

Item 4. Purpose of the Transaction.

The shares with respect to which this filing relates were acquired by the Reporting Persons for long-term investment purposes. Each of the Reporting Persons has no present plans to acquire additional shares of Common Stock, but reserves the right to buy, sell or otherwise engage in transactions in the Common Stock in the future.

Except as disclosed herein, each of the Reporting Persons has no present plans or proposals that relate to or would result in any actions or events required to be described in Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

(a) The Reporting Persons beneficially own the number of shares of Common Stock of the Issuer listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of December 31, 2012 listed below. There were 4,810,856 shares of Common Stock issued and outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Persons.

Reporting Person	Number of Shares of Common Stock Beneficially Owned		Percent of Outstanding Common Stock

Stanley Woodward, Jr.	352,948	(1)	7.40%

Marie José B. Woodward	70,592	(2)	1.50%

(1)	Consists of (i) 70,592 shares of Common Stock held jointly by Stanley Woodward, Jr. and Marie José B. Woodward, and (ii) 282,356 shares of Common Stock held by Stanley Woodward, Jr. through a revocable trust.
(2)	Consists of shares of Common Stock held jointly by Stanley Woodward, Jr. and Marie José B. Woodward.

The Reporting Persons do not have voting or dispositive power over shares of the Issuer other than as described in this statement on Schedule 13D. The filing of this statement on Schedule 13D by the Reporting Persons should not be considered an admission that such Reporting Persons, for purposes of Section 13(d) of the Securities Exchange Act of 1934, are beneficial owners of any shares of Common Stock of the Issuer in which such Reporting Persons do not have any voting and dispositive control.

(b) As of the date of this statement on Schedule 13D, the Reporting Persons have the sole or shared power to vote and sole or shared dispositive power over the number of shares of the Common Stock of the Issuer listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of December 31, 2012 listed below based upon the number of shares outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Persons.

Reporting Person	Sole Power Shares		Percent of Outstanding Common Stock

Stanley Woodward, Jr.	282,356	(1)	5.90%

Marie José B. Woodward	0	(2)	0%

(1)	Consists of 282,356 shares of Common Stock held by Stanley Woodward, Jr. through a revocable trust.

Reporting Person	Shared Power Shares		Percent of Outstanding Common Stock

Stanley Woodward, Jr.	70,592	(1)	1.50%

Marie José B. Woodward	70,592	(1)	1.50%

(1)	Consists of 70,592 shares of Common Stock held jointly by Stanley Woodward, Jr. and Marie José B. Woodward.

(c) Except as set forth in Item 3 herein, each of the Reporting Persons has not effected any transactions in shares of Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 and between any such person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit A –	Joint Filing Agreement by and among Stanley Woodward, Jr. and Marie José B. Woodward, dated January 10, 2013.

Exhibit B –	Power of Attorney, dated January 7, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2013	*/s/ Pamela A. Varnier
Stanley Woodward, Jr.

Dated: January 10, 2013	*/s/ Pamela A. Varnier
Marie José B. Woodward

*	This Schedule 13D was executed by Pamela A. Varnier as Attorney-in-Fact for Stanley Woodward, Jr. and Marie José B. Woodward pursuant to the Power of Attorney granted thereby as filed with the Reporting Persons’ Schedule 13D as Exhibit B.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the shares of common stock of Bay Banks of Virginia, Inc. is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together constitute one instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 10th day of January, 2013.

*/s/ Pamela A. Varnier
Stanley Woodward, Jr.

*/s/ Pamela A. Varnier
Marie José B. Woodward

*	This Joint Filing Agreement was executed by Pamela A. Varnier as Attorney-in-Fact for Stanley Woodward, Jr. and Marie José B. Woodward pursuant to the Power of Attorney attached to the Schedule 13D as Exhibit B.

Exhibit B

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned hereby constitutes and appoints each of Ammon G. Dunton, Jr. and Pamela A. Varnier, acting together or separately, as the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of each the undersigned (i) Forms 3, 4 and 5 (and all amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder, and (ii) reports on Schedule 13G and Schedule 13D (and all amendments thereto) in accordance with Section 13(d) of the Exchange Act and the rules thereunder, in each case with respect to the beneficial ownership of securities by the undersigned;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13G or Schedule 13D, complete and execute any amendment or amendments thereto, and file the same with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, each the undersigned has caused this Power of Attorney to be executed as of this 7th day of January, 2013.

/s/ Stanley Woodward, Jr.
Stanley Woodward, Jr.

/s/ Marie José B. Woodward
Marie José B. Woodward